APPENDIX C:
FINANCIAL STATEMENTS

Commongrounds Cooperative and Affiliate

Financial Statements and Report

December 31, 2021

Table of Contents



Independent Auditor's Report

Board of Directors
Commongrounds Cooperative and Affiliate
Traverse City, Michigan

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Commongrounds Cooperative and Affiliate, which comprise the balance sheets as of December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Commongrounds Cooperative and Affiliate as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Commongrounds Cooperative and Affiliate and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Commongrounds Cooperative and Affiliate's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.
• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Commongrounds Cooperative and Affiliate's internal control. Accordingly, no such opinion is expressed.
• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Commongrounds Cooperative and Affiliate's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

_____
Philip Debaugh, CPA

OWINGS MILLS, MD
October 21, 2022

Commongrounds Cooperative and Affiliate
Balance Sheet
As of December 31, 2021

	Note	2021
		$
Assets		
Current Assets		
Cash and cash equivalents		558,503
Restricted cash and cash equivalents, current	2	1,442,414
Other current assets	3	41,040
Total Current Assets		2,041,957
Property	4	
Construction-in-progress building		6,395,992
Land		1,000,000
Total Property		7,395,992
Deferred tax assets	1.g	105,000
Total Assets		9,542,949
Liabilities & Members' Equity		
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	5	141,974
Current maturities of long-term debt	6	63,642
Income tax liabilities, current	1.g	180,000
Total Current Liabilities		385,616
Long-term debt	6	5,897,061
Deferred grant income	8	1,503,991
Total Liabilities		7,786,668
Members' Equity		
Total Commongrounds Cooperative and Affiliate Members' Equity	9	
Members' Class C certificates		1,166,425
Members' Class T-1 certificates		1,023,356
Members' Equity		41,302
Accumulated Deficit		(893,111)
Total Commongrounds Cooperative and Affiliate Members' Equity		1,337,972
Noncontrolling interests	1.k	418,309
Total Stockholders' Equity		1,756,281
Total Liabilities & Stockholders' Equity		9,542,949

Commongrounds Cooperative and Affiliate
Statement of Operations
For the year ended December 31, 2021

	2021
	$
Operating Expenses	
Salaries and wages	104,599
Legal and other professional fees and services	145,677
Memberships and licenses	73,840
Advertising and promotion	22,169
Insurance	7,413
Other operating expense	13,670
Total Operating Expenses	367,368
Operating Income (Loss)	(367,368)
Other Income (Expense)	
Interest expense	(102,444)
Income (Loss) Before Provision (Benefit) for Income Taxes	(469,812)
Income tax expense (benefit)	170,913
Net Income (Loss)	(640,725)
Net income attributable to noncontrolling interests	909
Net Income (Loss) Attributable to Commongrounds Cooperative and Affiliate Stockholders	(639,816)

Commongrounds Cooperative and Affiliate
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2021

	Members' Class C Certificates $	Members' Class T-1 Certificates $	Other Members' Equity $	Accumulated Deficit $	Noncontrolling interest $	Total Members' Equity $
Balance at December 31, 2020	820,900	600,000	41,302	(253,295)	419,218	1,628,125
Net income (loss)	-	-	-	(639,816)	(909)	(640,725)
Issuance of Membership Certificates, net of issuance costs	345,525	423,356	-	-		768,881
Return of member capital	-	-	-	-		
Balance at December 31, 2021	1,166,425	1,023,356	41,302	(893,111)	418,309	1,756,281

Commongrounds Cooperative and Affiliate
Statement of Cash Flows
For the year ended December 31, 2021

	2021
	$
Cash Flows	
Cash Flows From Operating Activities	
Net income (loss)	(640,725)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in)	
Operating Activities	
(Gain) on debt extinguishment	-
Provision (benefit) for deferred taxes	170,913
Amortization of debt issuance costs	2,955
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in)	173,868
Operating Activities	
(Increase) decrease in operating assets, net of effects of businesses acquired	
Other assets	284
Increase (decrease) in operating liabilities, net of effects of businesses acquired	
Accounts payable and accrued liabilities	136,674
Deferred grant income	1,503,991
Net Cash Provided by (Used in) Operating Activities	1,174,092
Cash Flows from Investing Activities	
Payments for construction in progress	(5,890,696)
Capitalized interest	(80,397)
Net Cash Provided by (Used in) Investing Activities	(5,971,093)
Cash Flows from Financing Activities	
Proceeds from issuance of debt	6,174,487
Payments for debt issuance costs	(216,739)
Repayment of investor debt	(530,000)
Proceeds from issuance of Member Certificates, net	768,881
Net Cash Provided by (Used in) Financing Activities	6,196,629
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	1,399,628
Cash, cash equivalents, and restricted cash at beginning of year	601,289
Cash, Cash Equivalents, and Restricted Cash at End of Year	2,000,917

Reconciliation of Cash, Cash Equivalents, and Restricted Cash	
Cash and cash equivalents	558,503
Current restricted cash and cash equivalents	1,442,414
Total Cash, Cash Equivalents, and Restricted Cash Shown in the Statement of Cash Flows	2,000,917

Supplemental Cash Flow Information

Commongrounds Cooperative and Affiliate
Statement of Cash Flows
For the year ended December 31, 2021

Cash Paid During the Year for

Interest, net of capitalized interest   81,955

Notes to the Financial Statements

Commongrounds Cooperative and Affiliate
Notes to the Financial Statements
For the year ended December 31, 2021

1. Summary of significant accounting policies

a. Nature of operations

Commongrounds Cooperative and Affiliate ("Commongrounds" or "the Cooperative") is organized as a Michigan non-profit corporation which operates for the purposes of community and real estate development and transforming real estate development by providing inclusive opportunity for community and tenant members to own and engage with all stages of a development, including planning, financing, ownership, and management; to design facilities for their benefit, use, and occupancy; and purposes and activities incidental and related to the foregoing purposes.

Commongrounds, LLC (the "LLC") is owned 60% by Commongrounds Cooperative. Accordingly, the financial statements of the two companies are consolidated and collectively referred to as the Cooperative. All intercompany accounts and transactions have been eliminated in consolidation.

b. Basis of presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable

Commongrounds Cooperative and Affiliate
Notes to the Financial Statements
For the year ended December 31, 2021

for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature.

e. Cash and cash equivalents

i. Cash and short-term investments

The Cooperative considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. There were no non-cash cash equivalents as of December 31, 2021. Cash consists of funds held in checking and savings accounts.

ii. Restricted cash

Any cash that is legally restricted from use is recorded in restricted cash. Cash and deposits are considered restricted when they are subject to contingent rights of third parties. If the restriction on cash relates to acquiring a long-term asset, liquidating a long-term liability or is unavailable for a period longer than one year from the balance sheet date, the restricted cash is classified as a long-term asset. Otherwise, restricted cash is classified as a current asset.

f. Concentration and credit risk

The Cooperative maintains its cash with a major financial institutions, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Cooperative may maintain balances in excess of the federally insured limits. Management does not believe the Cooperative is exposed to any significant risk as a result of these deposits.

g. Income Taxes

The Cooperative applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Cooperative is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Cooperative uses a December 31 year end for income tax reporting purposes and files a Corporate tax return annually. The Cooperative's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses.

At December 31, 2020, the Cooperative had available net operating loss carryforwards totaling $420,090 that were used to offset 2021 federal taxable income. The Cooperative has recorded income tax expense of $170,913 for the year ended December 31, 2021. The Cooperative had a federal deferred tax asset of $105,000 at December 31, 2021.

h. Property and equipment

Property and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. Depreciation is calculated using the straight-line method over estimated useful lives. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Management reviews these assets for impairment whenever events or changes in circumstances indicate the related carrying amount may not be recoverable. Construction assets are depreciated once they are placed in service. Land is not depreciated. Interest is capitalized in connection with the construction of the building. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life once placed in service. As of December 31, 2021 the construction-in-progress balance includes $80,397 in capitalized interest payments. As the construction-in-progress has yet to be placed into service there has been no accumulated depreciation

Commongrounds Cooperative and Affiliate
Notes to the Financial Statements
For the year ended December 31, 2021

or amortization of capitalized interest as of December 31, 2021.

i. Grant income

The Cooperative recognizes government grants when there is reasonable assurance that the grant will be received. The Cooperative presents grant funds that have been received but not yet recognized as income as a gross deferred grant income liability on the balance sheet. Grants are recognized as other income in the statement of operations as the underlying assets that the grants fund are depreciated.

j. Member Certificates

Commongrounds is organized on a non-stock, membership basis. Commongrounds has three voting membership certificate classes, Class C (community members), Class T-1 (tenant members), and Class R-1 (residential tenant members). Commongrounds also has one non-voting membership class, Class S (supporter members). There were no members' Class R-1 or Class S certificates issued at December 31, 2021.

k. Non-controlling interest

The Cooperative's non-controlling interest in the LLC is reported in accordance with *ASC 810-10*, which states that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity, separate from the parent's equity, in the consolidated financial statements. In addition, consolidated net income should be adjusted to include the net income attributed to the non-controlling interests.

l. Comprehensive income

The Cooperative does not have any comprehensive income items other than net income.

2. Restricted cash

The Cooperative records cash that is held in escrow or reserve accounts that are held for a specific purpose as restricted cash. Restricted cash as of December 31, 2021 consists of balances held in two accounts:

a. CSB interest reserve

During construction, Commongrounds owed interest only payments to its primary lender, Coastal States Bank, based on the amount of funds that had been drawn during construction. Coastal States Bank

Commongrounds Cooperative and Affiliate
Notes to the Financial Statements
For the year ended December 31, 2021

required an interest reserve of $660,000 be deposited with the bank to hold for the duration of construction to ensure Commongrounds was able to make the required interest payments. On a monthly basis throughout 2021 after closing on financing, Commongrounds Cooperative authorized the bank to withdraw interest payments from this reserve. When construction is complete, any remaining interest reserve will be related back to Commongrounds or the bank will continue to hold the funds and draw the initial mortgage payments from the funds. Notably, the interest reserve is much larger than will actually be needed due to a change in the USDA regulations right before the loan closing. Previously, interest was due on the full loan amount but after the regulatory change, Commongrounds only paid interest on loan funds that were actually drawn and expended.

As of December 31, 2021 the balance in this account was $584,310

b. Counterpointe construction escrow

Pursuant to the requirements of state and local regulation for Property Assessed Clean Financing (PACE), the full loan amount was disbursed at loan closing and interest is paid on the full amount for the duration of the loan. The loan is held in escrow by the lender, Counterpointe, and disbursed for payment for permitted expenses throughout construction.

As of December 31, 2021 the balance in this account was $858,104.

3. Other current assets

Other assets consists of the following as of December 31, 2021:

	2021
	$
Deposits	22,000
Non-trade receivables	19,040
Other current assets	41,040

4. Property

The Cooperative continued buildout of its 4-story mixed-use building in Traverse City, Michigan during 2021. The land is owned by Commongrounds LLC and is valued at $1 million on a historical cost basis. The Cooperative has capitalized the construction work to date and will consider the building to put-in-service once it is open, at which point it will begin recognizing depreciation and amortizing the grant income that has funded the construction.

Commongrounds Cooperative and Affiliate
Notes to the Financial Statements
For the year ended December 31, 2021

As of December 31, 2021, construction was approximately 59% completed with occupancy expected for residential units by November 1, 2022 and for commercial units between December 2022-January 2023.

5. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of the following:

	2021
	$
Shareholder lease and build out costs deposit	124,220
Interest payable	17,754
Total	141,974

During 2021, a Class T-1 shareholder paid up front for its unit and its associated buildout costs. In addition, it prepaid 6 years of Common Area Maintenance costs, taxes, and utilities. The prepaid costs are non-refundable but would be transferred with the share if the shareholder sold or otherwise transferred its share.

6. Debt

Long-term debt consists of the following:

	$
Loan payable to Coastal States Bank, variable interest equal to 5-Year Treasury Rate plus 4.25% with a floor of 5.50%. Loan requires interest only payments for first 18 moths and fully amortized monthly installments over the remaining 342 months. Matures in February 2051. Loan is collateralized by all assets of the Cooperative.	4,272,932
PACE Special Assessment Loan with 5.80% interest per annum; payable in June and December Installments each year commencing on June 2, 2022. Matures December 2046. Loan is collateralized by real estate.	1,850,000
Debt covenant with Local Brownfield Revolving Fund; 10 year amortization at 2.5% interest	51,555
Less: Unamortized debt issuance costs	(213,784)
Total debt, net of debt issuance costs	5,960,703
Less: current portion	(63,642)
Long-term portion of debt, net of debt issuance costs	5,897,061

Commongrounds Cooperative and Affiliate
Notes to the Financial Statements
For the year ended December 31, 2021

The Cooperative records debt issuance costs related to recognized debt liabilities as a deduction from the related debt obligations and are recognized as interest expense over the life of the debt. The Company has unamortized deferred debt issuance costs of $213,784 as of December 31, 2021.

Estimated future minimum principal repayments on long-term debt over the next five years are as follows:

	$
2022	63,642
2023	158,143
2024	169,245
2025	177,715
2026	187,726
Total	756,471

7. Commitments and contingencies

The Cooperative is not currently involved with and does not know of any pending or threatening litigation against the Cooperative.

During 2021, the Cooperative entered into a debt agreement with IFF, a nonprofit corporation, for a loan in the amount of $1,500,000. Interest will be charged at 6.63% through August 31, 2027 and then adjusted on September 1, 2027 and again on September 1, 2032 based on the United States Treasury obligations. The loan will require interest only payments through October 2022 and then monthly principal and interest payments of $11,294 through maturity in September 2037. The loan is collateralized by real estate. As of December 31, 2021 there had been do draws taken on available funds under this loan agreement and consequently there is no corresponding debt on the balance sheet.

8. Grants

In December 2020, the Cooperative received a grant of $1,500,000 from the Michigan Strategic Fund ("MSF Grant") under the Michigan Community Revitalization Program. MEDC CRP funds were released to Coastal States Bank with a written agreement between Coastal States Bank and MEDC. Commongrounds is not entitled to use of any of the grant funds unless approved and released by Coastal States Bank as consistent with the restrictions and limitations in the MEDC CRP grant agreement and the Banks' construction loan inspection and disbursement process. MEDC CRP funds were approved for use for certain specific hard and soft costs associated with construction.

In December 2020, the Cooperative received a $210,000 grant from the Local Brownfield Redevelopment

Commongrounds Cooperative and Affiliate
Notes to the Financial Statements
For the year ended December 31, 2021

Fund ("Brownfield Grant") in connection with the construction of a new commercial and residential development. Funding is received as applicable construction costs are incurred. The grant funds were to be used for specific activities related to the removal of contaminated soil and vapor mitigation. Commongrounds was only entitled to receive the grant funds as reimbursement for expenditures related to those specific activities.

The amounts of deferred income recognized under each of these grants as of December 31, 2021 is as follows:

	$
MSF Grant	1,293,891
Brownfield Grant	210,000
Total deferred grant income	1,503,991

9. Membership Share Certificates

a. Description of Class T-1 Patron-Member Certificates

The Cooperative's Articles and Bylaws allow for the creation of a T-1 Patron-Member class, whose members must purchase a T-1 Patron-Membership Share that is tied to a 99-year renewable lease for a unit in the facilities operated by the Cooperative in Traverse City, Michigan. The purpose of becoming a T-1 Patron-Member of Commongrounds is to assure access to the goods, services and facilities of Commongrounds, and not to gain profit. The T-1 Members are not entitled to and have no expectation of annual dividends. Each T-1 Patron-Member Certificate is entitled to one (1) vote and has the right to notice of member meetings, as provided in the Articles of Incorporation and Bylaws. In 2020, the Cooperative entered into agreements with five patrons totaling $600,00 for T-1 Certificates.

During 2021, a Class T-1 shareholder prepaid certain unit and occupancy costs (refer to Note 5). the Cooperative received additional T-1 investment totaling $332,086 from two new investors.

b. Share capital

The Cooperative has an unlimited number of authorized preference shares and common shares. The preference shares may be issued from time to time in one or more series, each series comprising the number of shares, designations, rights, privileges, restrictions and conditions determined by the Board of Directors.

Preference shares are non-voting and rank in priority to the common shares with respect to dividends

Commongrounds Cooperative and Affiliate
Notes to the Financial Statements
For the year ended December 31, 2021

and distributions upon dissolution. No preference shares have been issued.

Common shares carry one vote each and participate equally in the earnings of the Cooperative and the net assets of the Cooperative upon dissolution. Dividends are payable on the common shares as and when declared by the Board of Directors.

c. Class C Patron-Member

Any patron may apply for admission to the Cooperative as a Class C Member and purchase a share of common voting stock at the price set by the Board. Each Class C Member is entitled to one (1) vote and has the right to notice of member meetings, as provided in the Articles of Incorporation and Bylaws. In 2021, the Cooperative continued to gain Class C Shareholders (purchasing a share for $50) and opened another round of equity investment opportunity for Class C Shareholders, receiving additional equity investment as shown in the financial statements.

10. Subsequent Events

In 2022, construction continued on the building with a target of completing construction and opening the building in December 2022 or January 2023. Commongrounds continued to draw on its available loan funds from Coastal States Bank, PACE, and IFF to fund construction and paid interest on the loans. It anticipates fully drawing on all loan funds by the end of 2022 ($8,000,000 from Coastal States Bank, $1,500,000 from IFF, and $1,850,000 in PACE financing). IFF approved extending the interest only payment period to April 1, 2023; Coastal States Bank is pending review for doing the same (to accommodate the unexpected construction delays). It also made expenditures related to administrative, marketing, and communications in anticipation of building opening. It hired a Chief Executive Officer, Leslie Donaldson, to lead the operation of the building once complete and open. It incurred a short-term, unsecured bridge loan in the amount of $200,000 from a C-1 Shareholder, Denis Pierce, to assist with cash flow during construction. It continued to accept equity investment through Regulation CF investment crowdfunding from its C-1 shareholders for a total of $430,500 received in 2021 and 2022. It is pursuing additional grant and loan funding to cover the cost of increased construction costs that arose from construction needs and COVID-related labor and supply chain delays in construction.

Management evaluated all activity through October 21, 2022 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.